Filed by EQRx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: EQRx, Inc.

Commission File No.: 001-40312

Date: August 8, 2023

This filing relates to the proposed transaction between Revolution Medicines, Inc. a Delaware corporation (“Revolution Medicines”), and EQRx, Inc., a Delaware corporation (“EQRx”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among Revolution Medicines, EQRx, Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), and Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Revolution Medicines (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and each a “Merger Sub”).

On August 8, 2023, EQRx published the following communication:

Our Transaction with Revolution Medicines

Additional Information

Updated on August 8, 2023

Why is this transaction the best path forward for EQRx shareholders?

Following a rigorous and independent process conducted by our Board, we strongly believe that this transaction is the best option to maximize shareholder value.

Revolution Medicines has the opportunity to address one of the largest areas of unmet need in oncology. Deploying our significant capital will enhance Revolution Medicines’ efforts to fulfill this important vision and also provides an opportunity for EQRx shareholders to participate in the upside potential of both near-term and long-term value-creating catalysts.

Certain shareholders representing more than 40% of the voting power of EQRx, have entered into voting and support agreements to vote their shares in favor of the transaction, validating the rigor of the process of the Board and our independent transaction committee and the rationale for the transaction.

What alternatives did the EQRx Board review?

The Board’s rigorous process included exploring company acquisitions or acquiring assets, licensing of clinical programs, strategic partnerships, a whole company sale, sales of certain assets and returning cash to shareholders. It carefully considered the timeline and complexities involved in a liquidation as a comparator to the proposed transaction with Revolution Medicines.

How long was the Board’s process?

Over an eight-month time period, the Board and our independent transaction committee, assisted by independent financial and legal advisors, contacted or was contacted by more than 50 parties.

Further details regarding the background of the transaction will be included in our proxy statement, which will be filed with the SEC in due course.

Which directors were part of the independent transaction committee?

The independent transaction committee that oversaw the agreement with Revolution Medicines was comprised of independent directors, including Paul Berns, Jorge Conde, Kathryn Giusti, Samuel Merksamer and Krishna Yeshwant. At all times during the Board’s process there were appropriate director recusals to avoid even the appearance of conflicts of interest.

How long has the transaction committee been in discussions with Revolution Medicines?

The independent transaction committee has been in discussions with Revolution Medicines over the past several weeks. Further details regarding the background of the transaction will be included in our proxy statement, which will be filed with the SEC in due course.

When will Revolution Medicines provide clinical updates on its RAS(ON) inhibitor pipeline?

Revolution Medicines has established a pioneering portfolio of programs designed to defeat RAS-addicted cancers – which represent 30% of all human cancers – in non-small cell lung cancer, pancreatic cancer and other areas where there is high unmet need. Revolution Medicines has disclosed that it intends to provide updates on its priority clinical-stage RAS(ON) inhibitors in the near-term:

•  RMC-6236: an update on the clinical antitumor activity of RMC-6236 (RASMULTI) in patients with non-small cell lung cancer (NSCLC) or pancreatic cancer will be presented as a Proffered Paper (oral presentation) at the 2023 European Society for Medical Oncology Congress (ESMO) in October, and supporting clinical data will be presented at the 2023 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics (“Triple Meeting”) in October.

•  RMC-6291: a first report on initial clinical findings with RMC-6291 (KRASG12C), including preliminary evidence of differentiation from RAS(OFF) inhibitors, will also be presented at the Triple Meeting.

•  RMC-9805: Revolution Medicines announced that study site activation is ongoing under an investigational new drug (IND) application for a Phase 1/1b trial of RMC-9805 (KRASG12D).

What will happen to EQRx’s remaining pipeline programs?

EQRx has commenced a process to wind down these programs and return the associated intellectual property to its partners, which would have the opportunity to independently decide the next steps on development.

Did EQRx seek to create value from the remaining assets? Did the Board review alternatives for them?

In line with Revolution Medicines’ prioritization and focus of its resources, Revolution Medicines does not intend to advance EQRx’s research and development portfolio following closing of the transaction.

Following a rigorous and independent process conducted by our Board, we strongly believe that this transaction is the best option to maximize shareholder value. The Board’s process included reviewing its programs and considering alternatives for them.

Further details regarding the reasons of the transaction will be included in our proxy statement, which will be filed with the SEC in due course.

What are the transaction details? How was it priced?

Under the terms of the merger agreement, Revolution Medicines will acquire EQRx in an all-stock transaction. The stock exchange ratio formula in the merger agreement uses a blended formula to account for developments in Revolution Medicines’ ongoing business and potential movement in its stock price.

| 2

Approximately 80% of the exchange ratio is based on Revolution Medicines’ public market stock price measured in close proximity to the EQRx stockholder vote and approximately 20% of the exchange ratio is a determined price per share of Revolution Medicines’ stock as of the signing of the merger agreement. Subject to the terms and conditions of the merger agreement, at closing, each holder of common shares of EQRx stock will receive, in respect of each common share of EQRx, a fraction of a share of Revolution Medicines based on the exchange ratio.[1]

Further details about the exchange ratio can be found in our Form 8-K filed with the SEC on August 1, 2023 and will be made available in our proxy statement, which will be filed with the SEC in due course.

What is the number of EQRx outstanding company shares to be used to calculate the exchange ratio? When will this number be known?

The actual number of outstanding company shares to be used to calculate the exchange ratio is not known at this time and will not be known until close proximity to the stockholder meeting.

The merger agreement contains a specific mechanic for calculating the number of EQRx outstanding company shares deemed to be outstanding for purposes of the exchange ratio, which we expect will be determined before the stockholders’ meeting to vote on the transaction.

Does the exchange ratio take into account solely shares of EQRx common stock?

No. The exchange ratio will be calculated based on the number of shares of EQRx common stock outstanding in close proximity to the stockholder meeting. For this purpose, outstanding company shares will:

•  take into account the number of shares of EQRx common stock subject to in-the-money EQRx options (calculated on a “net exercised” basis), EQRx RSU awards and EQRx restricted stock that will convert into shares of Revolution Medicines common stock in the merger;

•  include 10% of the shares of EQRx common stock subject to outstanding EQRx warrants; and

•  include 10% of the shares of EQRx common stock being held in escrow as contingent (or “earn-out”) consideration in connection with EQRx’s previous business combination (to the extent not waived by the applicable EQRx earn-out holder).

Further information regarding the calculation of the exchange ratio will be included in our proxy statement to be filed with the SEC in due course.

Is there an illustrative example of the calculation of EQRx outstanding company shares for purposes of the merger agreement?

The actual number of outstanding company shares to be used to calculate the exchange ratio is not known at this time and will not be known until close proximity to the stockholder vote. However, solely for illustrative purposes and using EQRx’s capitalization as of July 28, 2023, the following components would comprise the outstanding company shares for purposes of determining the exchange ratio:

•  487,547,587 shares of outstanding common stock, which includes 3,765,811 shares of restricted stock but excludes the 50,000,000 earn-out shares issued and held in escrow in connection with EQRx’s previous business combination which are treated as described below;

•  4,493,124 shares of common stock subject to outstanding RSU awards;

•  10% of the 19,733,290 shares of common stock underlying both public and private warrants;

[1]

The amount of shares to be issued in respect of each share of common stock of EQRx outstanding will consist of a number of shares of Revolution Medicines’ common stock to be issued determined as follows: (1) 7,692,308 shares of Revolution Medicines’ common stock, which was determined based on $200.0 million of the aggregate purchase price divided by $26.00 per share of Revolution Medicines’ common stock; plus (2) an additional number of shares of Revolution Medicines’ common stock, which will be determined prior to the special meeting of stockholders of EQRx and will represent $870.0 million of the aggregate purchase price divided by the five trading day volume-weighted average price per share of Revolution Medicines’ common stock ending on the sixth business day prior to the scheduled EQRx stockholders meeting (the “Pre-Meeting VWAP”), applying a six percent discount, and dividing such amount by the total number of EQRx company shares determined to be outstanding.

| 3

•  10% of the number of outstanding earn-out shares (to the extent not waived by the applicable holder). As of the date of the merger agreement, rights to approximately 53% of the total 50,000,000 earn-out shares had been waived by the applicable holder; and

•  35,574,925 shares subject to options to the extent in-the-money[2]; the number of shares underlying in-the-money EQRx options will be reflected on a “net exercised” basis (i.e., after appropriate deduction for the applicable exercise price). Please see the following table for more information on the number of outstanding options and exercise prices.

Exercise Price Low	Exercise Price High	Options
$ 0.44	$2.25	8,154,046
$ 2.51	$3.00	12,969,006
$ 3.01	$8.84	14,451,873

		35,574,925

It also should be noted that, after July 31, 2023, any company options or warrants exercised for which EQRx receives exercise price in cash will be included in the company outstanding shares on a “net exercised” basis.

Updated information regarding EQRx’s capitalization will be included in our proxy statement to be filed with the SEC in due course.

What happens to public and private warrants at closing?

Under the terms of the public and private warrants, and without any action by a holder of a warrant, each warrant will, in accordance with its terms, be assumed by Revolution Medicines and will cease to represent a warrant exercisable for EQRx common stock, and will become a warrant exercisable for the merger consideration that the holder of such warrant would have received if such warrant had been exercised immediately prior to the completion of the merger.

Is there a transaction premium? What are the compelling financial benefits to the transaction structure?

Approximately 20% of the stock exchange ratio was priced as of the signing of the merger agreement. The relative value of this portion of the stock exchange ratio at closing is unknown at this time, as it is not possible to predict what the per share value of Revolution Medicines’ common stock will be at closing.

The other approximately 80% of the stock exchange ratio will be priced in close proximity to closing and thus is structured to account for developments in Revolution Medicines’ ongoing business, including clinical updates they intend to provide in the coming months. While there can be no assurance as to the performance of Revolution Medicines’ common stock, EQRx believes this structure provides upside opportunity with the potential for near-term value-creating catalysts.

In addition, approximately 80% of the stock exchange ratio will be priced at a 6% discount to the 5-day volume-weighted average Revolution Medicines share price measured in close proximity to the stockholder vote.

[2]	An option will be in-the-money if it is outstanding and unexercised immediately prior to closing with a per share exercise price that is less than the Pre-Meeting VWAP.

| 4

What will EQRx’s cash be at closing?

It is too early to tell what the closing cash balance will be, as it will depend on a number of factors, including the costs associated with the process EQRx has commenced to wind down its research and development programs, and the phased reduction in force the company expects to commence in the fall, among other factors.

Will EQRx receive any seats on Revolution Medicines’ board?

Yes, at the transaction close, one independent director from EQRx mutually agreed upon by the parties will be designated to serve on Revolution Medicines’ board of directors.

| 5

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Revolution Medicines and EQRx in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of Revolution Medicines contemplated by the Merger Agreement; the expected filing by Revolution Medicines of a registration statement and Joint Proxy Statement/Prospectus to be included therein; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Revolution Medicines’ and EQRx’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Revolution Medicines’ and EQRx’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Revolution Medicines’ stockholders and EQRx’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Revolution Medicines’ or EQRx’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Revolution Medicines or EQRx does business, or on Revolution Medicines’ or EQRx’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Revolution Medicines’ and EQRx’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Revolution Medicines or EQRx may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction, including in circumstances which would require Revolution Medicines or EQRx to pay a termination fee; (x) the risk that restrictions during the pendency of the proposed transaction may impact Revolution Medicines’ or EQRx’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Revolution Medicines or EQRx may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of Revolution Medicines securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the

| 6

transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Revolution Medicines and the common stock and publicly traded warrants of EQRx; (xvii) the implementation of each of Revolution Medicines’ and EQRx’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Revolution Medicines’ and EQRx’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Revolution Medicines’ and EQRx’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Revolution Medicines’ and EQRx’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Revolution Medicines’ and EQRx’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Revolution Medicines and EQRx to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of each of Revolution Medicines’ and EQRx’s traded securities; (xxiv) risks relating to competition within the industry in which each of Revolution Medicines and EQRx operate; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of EQRx’s license agreements and/or discovery collaboration agreements may impact its or Revolution Medicines’ ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; (xxvii) risks that restructuring costs and charges may be greater than anticipated or incurred in different periods than anticipated; (xxviii) the risk that EQRx’s restructuring efforts may adversely affect its programs and its ability to recruit and retain skilled and motivated personnel, and may be distracting to employees and management; and (xxix) the risk that EQRx’s restructuring or wind-down efforts may negatively impact its business operations and reputation with or ability to serve counterparties or may take longer to realize than expected, as well as each of Revolution Medicines’ and EQRx’s response to any of the aforementioned factors. Additional factors that may affect the future results of Revolution Medicines and EQRx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Revolution Medicines’ and EQRx’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Revolution Medicines’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the heading “Risk Factors,” and Item 1A of each of EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Revolution Medicines and EQRx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents that Revolution Medicines and EQRx file from time to time with the SEC. Except as required by law, each of Revolution Medicines and EQRx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

| 7

Additional Information and Where to Find It

In connection with the proposed transaction, Revolution Medicines and EQRx plan to file with the SEC and mail or otherwise provide to their respective security holders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND REVOLUTION MEDICINES’ AND EQRX’S RESPECTIVE SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF REVOLUTION MEDICINES AND EQRX WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Revolution Medicines’ investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that Revolution Medicines files with the SEC (when available) from the SEC’s website at www.sec.gov and Revolution Medicines’ website at ir.revmed.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by Revolution Medicines with the SEC (when available) may be obtained from Revolution Medicines free of charge by directing a request to Eric Bonach, H/Advisors Abernathy at eric.bonach@h-advisors.global.

EQRx’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that EQRx files with the SEC (when available) from the SEC’s website at www.sec.gov and EQRx’s website at investors.eqrx.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by EQRx with the SEC (when available) may be obtained from EQRx free of charge by directing a request to EQRx’s Investor Relations at investors@eqrx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Revolution Medicines, EQRx and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Revolution Medicines and EQRx in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Revolution Medicines’ directors and executive officers in Revolution Medicines’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and Revolution Medicines’ definitive proxy statement on Schedule 14A for its 2023 annual meeting of stockholders, which was filed with the SEC on April 26, 2023. To the extent holdings of Revolution Medicines’ securities by Revolution Medicines’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Security holders may obtain information regarding the names, affiliations and interests of EQRx’s directors and executive officers in EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and in certain of EQRx’s Current Reports on Form 8-K. To the extent holdings of EQRx’s securities by EQRx’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Revolution Medicines’ website at www.revmed.com and EQRx’s website at www.eqrx.com.

| 8